EXHIBIT 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Sigma Lithium Corporation. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2021 (the “Report”).

Ana Cabral-Gardner and Calvyn Gardner, Co-Chief Executive Officers of the Company, each certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i)          the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)        the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ana Cabral-Gardner
Name:	Ana Cabral-Gardner
Title:	Co- Chief Executive Officer

/s/ Calvyn Gardner
Name:	Calvyn Gardner
Title:	Co- Chief Executive Officer

Date: April 1, 2022